Exhibit 99.1

STAR BULK CARRIERS CORP. REPORTS NET PROFIT OF $39.7 MILLION
FOR THE FOURTH QUARTER OF 2023,
AND DECLARES QUARTERLY DIVIDEND OF $0.45 PER SHARE

ATHENS, GREECE, February 12, 2024 – Star Bulk Carriers Corp. (the "Company" or "Star Bulk") (Nasdaq: SBLK), a global shipping company focusing on the transportation of dry bulk cargoes, today announced its unaudited financial and operating results for the fourth quarter of 2023. Unless otherwise indicated or unless the context requires otherwise, all references in this press release to "we," "us," "our," or similar references, mean Star Bulk Carriers Corp. and, where applicable, its consolidated subsidiaries.

Financial Highlights

(Expressed in thousands of U.S. dollars, except for daily rates and per share data)	Fourth quarter 2023	Fourth quarter 2022	Twelve months ended December 31, 2023	Twelve months ended December 31, 2022
Voyage Revenues	$263,461	$294,803	$949,269	$1,437,156
Net income	$39,707	$85,796	$173,556	$565,999
Adjusted Net income (1)	$63,538	$92,461	$182,247	$608,801
Net cash provided by operating activities	$88,604	$116,336	$335,777	$769,898
EBITDA (2)	$93,163	$128,499	$376,948	$764,440
Adjusted EBITDA (2)	$114,036	$134,584	$379,211	$808,614
Earnings per share basic	$0.46	$0.84	$1.76	$5.54
Earnings per share diluted	$0.45	$0.84	$1.76	$5.52
Adjusted earnings per share basic (1)	$0.73	$0.90	$1.85	$5.96
Adjusted earnings per share diluted (1)	$0.73	$0.90	$1.84	$5.94
Dividend per share for the relevant period	$0.45	$0.60	$1.42	$5.10
Average Number of Vessels	117.8	128.0	123.3	128.0
TCE Revenues (3)	$191,928	$216,428	$686,096	$1,125,568
Daily Time Charter Equivalent Rate ("TCE") (3)	$18,296	$19,590	$15,824	$25,461
Daily OPEX per vessel (4)	$4,991	$4,469	$4,919	$4,893
Daily OPEX per vessel (as adjusted) (4)	$4,977	$4,205	$4,822	$4,598
Daily Net Cash G&A expenses per vessel (excluding one-time expenses) (5)	$1,104	$977	$1,059	$1,000

(1)
Adjusted Net income and Adjusted earnings per share are non-GAAP measures. Please see EXHIBIT I at the end of this release for a reconciliation to Net income and earnings per share, which are the most directly comparable financial measures calculated and presented in accordance with generally accepted accounting principles in the United States (“ U.S. GAAP”), as well as for the definition of each measure.

(2)
EBITDA and Adjusted EBITDA are non-GAAP liquidity measures. Please see EXHIBIT I at the end of this release for a reconciliation of EBITDA and Adjusted EBITDA to Net Cash Provided by / (Used in) Operating Activities, which is the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, as well as for the definition of each measure. To derive Adjusted EBITDA from EBITDA, we exclude certain non-cash gains / (losses) and one-time expenses.

(3)
Daily Time Charter Equivalent Rate (“TCE”) and TCE Revenues are non-GAAP measures. Please see EXHIBIT I at the end of this release for a reconciliation to Voyage Revenues, which is the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP. The definition of each measure is provided in footnote (7) to the Summary of Selected Data table below.

(4)
Daily OPEX per vessel is calculated by dividing vessel operating expenses by Ownership days (defined below). Daily OPEX per vessel (as adjusted) is calculated by dividing vessel operating expenses excluding increased costs due to the COVID-19 pandemic or pre-delivery expenses for each vessel on acquisition or change of management, if any, by Ownership days. In the future we may incur expenses that are the same as or similar to certain expenses (as described above) that were previously excluded.

(5)
Daily Net Cash G&A expenses per vessel is calculated by (1) adding the Management fee expense to the General and Administrative expenses, net of share-based compensation expense, other non-cash charges and one-time expenses and (2) then dividing the result by the sum of Ownership days and Charter-in days (defined below). Please see EXHIBIT I at the end of this release for a reconciliation to General and administrative expenses, which is the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Petros Pappas, Chief Executive Officer of Star Bulk, commented:

“Star Bulk reported for the fourth quarter 2023 Net Income of $39.7 million, TCE Revenues of $191.9 million and EBITDA of $93.2 million.

During the quarter we completed a $380.0 million repurchase of 20 million shares from Oaktree. Consistent with our stated dividend policy, our Board of Directors has approved a dividend distribution of $0.45 / share, bringing the total distributed amount since June 2021 to $1.1 billion.

We continue to prepare for more stringent environmental regulations by investing in renewing our fleet, having increased the size of our newbuilding order from two to five latest generation, high specification Eco Kamsarmaxes delivering in 2025-2026. In addition, we have started taking delivery of our long-term Charter-in Eco tonnage, currently operating two vessels out of the six that we expect to be delivered during 2024.

Regarding our previously announced all-share merger with Eagle Bulk, we continue to work towards closing the transaction in the first half of 2024. We have received all necessary regulatory approvals. The Eagle Bulk shareholder vote will be held on April 5th 2024. We strongly believe in the operational and financial benefits of bringing the two companies together and creating a global leader in dry bulk shipping.

Finally, Star Bulk is proud to be one of the founding members of the recently launched Maritime Emissions Reduction Center, which will be based in Athens. We are strong supporters of investing in research and development and promoting the adoption of technologies that will assist the shipping industry’s energy transition. The Center will aim to engage stakeholders, attract funding and spearhead initiatives that will accelerate the pace of innovation in our industry.

Outlook for the dry bulk market remains positive due to favorable supply dynamics, geopolitically driven inefficiencies in trade and a recovery of demand supported by large global infrastructure investment needs for the world’s green transition. Star Bulk expects to take advantage of the recent strength in the dry bulk market having mostly maintained its diverse scrubber fitted fleet in the spot market and thus continue to create value for its shareholders.”

Recent Developments

Declaration of Dividend

On February 12, 2024, pursuant to our dividend policy, our Board of Directors declared a quarterly cash dividend of $0.45 per share, payable on or about March 28, 2024 to all shareholders of record as of March 12, 2024. The ex-dividend date is expected to be March 11, 2024.

Eagle Merger Update

As previously announced, on December 11, 2023, we entered into a definitive agreement with Eagle Bulk Shipping Inc. (NYSE: EGLE) (“Eagle”) (the “Eagle Merger Agreement”) to combine in an all-stock merger (the “Eagle Merger”). Pursuant to the Eagle Merger Agreement, each share of common stock, par value $0.01 per share, of Eagle (the “Eagle Common Stock”) issued and outstanding immediately prior to the effective time of the Eagle Merger (excluding Eagle Common Stock owned by Eagle, Star Bulk, Star Infinity Corp., a wholly owned subsidiary of Star Bulk, or any of their respective direct or indirect wholly owned subsidiaries) will be converted into the right to receive 2.6211 common shares, par value $0.01 per share, of Star Bulk (the “Star Bulk Common Stock”). The Eagle Merger is subject to approval by holders of Eagle Common Stock (the “Eagle shareholders”), receipt of applicable regulatory approvals and satisfaction of other customary closing conditions. On January 19, 2024, we filed with the United States Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “F-4”) in preliminary form, which was amended on February 8, 2024, with respect to the shares of Star Bulk Common Stock to be issued to Eagle shareholders pursuant to the Eagle Merger Agreement. The F-4 included a proxy statement of Eagle under Section 14(a) of the Securities Exchange Act of 1934, as amended, and a notice of meeting with respect to the special meeting of Eagle shareholders (the “Eagle special meeting”), at which Eagle shareholders will be asked to consider and vote upon the Eagle Merger proposal and certain other proposals. On February 12, 2024, the F-4 was declared effective by the SEC. The board of directors of Eagle fixed the close of business on February 12, 2024 as the record date for the determination of Eagle shareholders entitled to notice of, and to vote at, the Eagle special meeting. The Eagle special meeting will be held on April 5, 2024.  The Eagle Merger is expected to close in the first half of 2024.

Fleet Update

Vessel S&P

In connection with the completion of the previously announced vessel sales, Star Athena, Star Theta and Star Jennifer were delivered to their new owners in late November 2023, while the vessel Star Glory was delivered to her new owners in early January 2024.

In addition, in December 2023, January 2024 and February 2024 we agreed to sell the vessels Star Dorado, Star Bovarius, Big Fish, Big Bang and Pantagruel. The vessel Big Fish was delivered to her new owners in January 2024 while the remaining vessels are expected to be delivered to their new owners by April 2024.

Overall, the Company, during the first half of 2024, expects to collect $112.0 million, in aggregate, from vessel sales and to make debt prepayments in connection with these sales of approximately $38.7 million and also to fully prepay the outstanding amount of the bridge loan facility under the ING $325.6 million Facility, as described below.

Newbuilding Vessels

As of the date of this release, we have exercised the two previously announced optional shipbuilding contracts with Qingdao Shipyard Co., Ltd. for the construction of two 82,000 dwt Kamsarmax newbuilding vessels. We have also entered into another firm shipbuilding contract with the same shipyard and for the same specifications, hence increasing our current firm shipbuilding contracts to five. We expect to take delivery of these vessels as follows:

-	Two in September 2025,
-	Two in April 2026 and
-	One in July 2026.

Charter-In Vessels

Lastly, in January 2024, we took delivery of the newbuilding vessels Star Voyager and Stargazer, a Kamsarmax vessel built in Tsuneishi- Zhousan and an Ultramax vessel built in Tsuneishi- Cebu, respectively, each one subject to a seven-year charter-in arrangement as previously announced.

Financing

In late November 2023, we entered into a sixth amended and restated agreement relating to the existing facility agreement with ING Bank N.V., London Branch (the “ING $325.6 million Facility”) for a senior secured bridge loan facility under which an amount of $62.0 million was drawn and was used to finance part of the previously announced Second Oaktree Share Repurchase. In December 2023 and February 2024, we prepaid an aggregate amount of $8.5 million, and the remaining outstanding loan amount of $53.5 million is repayable in one balloon payment due in November 2024.

However, upon the completion of the aforementioned vessel sales, we expect to fully prepay the respective outstanding amount during the first half of 2024.

In November 2023, we entered into a loan agreement with the National Bank of Greece S.A for a loan amount of up to $151.1 million (the “NBG $151.1 million Facility”). The NBG $151.1 million Facility amount was drawn on November 29, 2023 and was used to refinance the outstanding loan amount of $81.1 million under the NBG $125.0 million Facility and the remaining amount was used to partially finance the Second Oaktree Share Repurchase. The NBG $151.1 million Facility is repayable in 12 consecutive quarterly installments, ranging from $5.6 million to $7.6 million, and a balloon payment of $67.9 million due in November 2026, along with the last installment.

In addition, following a number of interest rate swaps we have entered into, we have an outstanding total notional amount of $193.4 million under our financing agreements with an average fixed rate of 48 bps and an average remaining maturity of 1.3 years. As of December 31, 2023, the Mark-to-Market value of our outstanding interest rate swaps stood at $10.4 million, and our cumulative net realized gain amounted to $30.7 million.

Shares Outstanding Update

Following the completion of the previously announced First Oaktree Share Repurchase and the Second Oaktree Share Repurchase in October and December 2023, respectively, and the cancellation of the corresponding repurchased 20 million common shares, as of the date of this release, we have 84,016,892 shares outstanding.

Vessel Employment Overview

Time Charter Equivalent Rate (“TCE rate”) is a non-GAAP measure. Please see EXHIBIT I at the end of this release for a reconciliation to Voyage Revenues, which is the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Our TCE rate per day per main vessel category was as follows:

	Fourth quarter 2023	Twelve months ended December 31, 2023

Capesize / Newcastlemax Vessels:	$24,615	$19,700
Post Panamax / Kamsarmax / Panamax Vessels:	$15,224	$14,344
Ultramax / Supramax Vessels:	$15,713	$13,812

Amounts shown throughout the press release and variations in period–over–period comparisons are derived from the actual unaudited numbers in our books and records. Reference to per share figures below are based on 87,364,379 and 102,724,888 weighted average diluted shares for the fourth quarter of 2023 and 2022, respectively.

Fourth Quarter 2023 and 2022 Results

For the fourth quarter of 2023, we had net income of $39.7 million, or $0.45 earnings per share, compared to net income for the fourth quarter of 2022 of $85.8 million, or $0.84 earnings per share. Adjusted net income, which excludes certain non-cash items and one-time expenses, was $63.5 million, or $0.73 earnings per share, for the fourth quarter of 2023, compared to an adjusted net income of $92.5 million for the fourth quarter of 2022, or $0.90 earnings per share.

Net cash provided by operating activities for the fourth quarter of 2023 was $85.8 million, compared to $116.3 million for the fourth quarter of 2022. Adjusted EBITDA, which excludes certain non-cash items and one-time expenses, was $114.0 million for the fourth quarter of 2023, compared to $134.6 million for the fourth quarter of 2022.

Voyage revenues for the fourth quarter of 2023 decreased to $263.5 million from $294.8 million in the fourth quarter of 2022 and Time charter equivalent revenues (“TCE Revenues”)1 were $191.9 million for the fourth quarter of 2023, compared to $216.4 million for the fourth quarter of 2022. TCE rate for the fourth quarter of 2023 was $18,296 per day compared to $19,590 per day for the fourth quarter of 2022 which is indicative of the weaker market conditions prevailing during the recent quarter.

For the fourth quarters of 2023 and 2022, vessel operating expenses were $54.1 million and $52.6 million, respectively. The increase is mainly due to inflationary pressure. Vessel operating expenses for the fourth quarter of 2023 also included an additional $0.15 million in pre-delivery expenses, due to change of management of certain vessels from third party to in-house. These increases were partially offset by lower crew expenses in the fourth quarter of 2023 compared to the fourth quarter of 2022, which reflected additional crew expenses related to the increased number and cost of crew changes performed during the period as a result of COVID-19 related restrictions estimated to be $2.2 million and pre-delivery expenses due to change of management of $1.0 million.

Drydocking expenses for the fourth quarters of 2023 and 2022 were $11.5 million and $18.7 million, respectively. During the fourth quarter of 2023, eight vessels completed their periodic dry docking surveys while during the corresponding period in 2022, fourteen vessels completed their periodic dry docking surveys.

General and administrative expenses for the fourth quarters of 2023 and 2022 were $18.1 million and $12.5 million, respectively. The share-based compensation expense for the fourth quarter of 2023 increased to $8.2 million compared to $5.1 million for the corresponding quarter in 2022. Vessel management fees for the fourth quarter of 2023 decreased to $4.1 million from $4.4 million for the fourth quarter of 2022, due to the change of management of certain vessels, from third party to in-house, as described above. In addition, during the fourth quarter of 2023, we made a donation of $1.7 million to vulnerable groups in Greece which is included under our General and administrative expenses. Our daily net cash general and administrative expenses per vessel (including management fees and excluding share-based compensation, other non-cash charges and one-time expenses such as the donation expenses mentioned above) for the fourth quarters of 2023 and 2022 were $1,104 and $977, respectively.

Depreciation expense decreased to $33.9 million for the fourth quarter of 2023 compared to $39.7 million for the corresponding period in 2022. The decrease is due to the change in the estimated scrap rate per light weight ton from $300 to $400 effective January 1, 2023, which resulted in lower depreciation expense by $2.9 million in the fourth quarter of 2023, together with the decrease in the average number of vessels in our fleet to 118.1 from 128.0.

During the fourth quarter of 2023, we incurred a net loss on forward freight agreements (“FFAs”) and bunker swaps of $7.7 million, consisting of an unrealized loss of $7.5 million and a realized loss of $0.2 million. During the fourth quarter of 2022, we incurred a net gain on FFAs and bunker swaps of $2.2 million, consisting of an unrealized gain of $2.9 million and a realized loss of $0.7 million.

1 Please see the table at the end of this release for the calculation of the TCE Revenues.

Our results for the fourth quarter of 2023 include an impairment loss of $10.1 million related to the vessels Big Fish and Big Bang which were agreed to be sold or were actively marketed before year-end as also described above under “Fleet Update”.

Our results for the fourth quarters of 2023 and 2022 include a loss on write-down of inventories of $3.8 million and $2.4 million, respectively, in connection with the valuation of the bunkers remaining on board our vessels, as a result of their lower net realizable value compared to their historical cost.

Our results for the fourth quarter of 2023 include an aggregate net gain of $10.6 million which resulted from the completion of the previously announced sale of vessels Star Zeta, Star Athena, Star Theta and Star Jennifer.

Interest and finance costs for the fourth quarters of 2023 and 2022 were $21.5 million and $14.8 million, respectively. The driving factor for this increase is the significant increase in variable interest rates, which was partially offset by the positive effect from our interest rate swaps and the decrease in our weighted average outstanding indebtedness as well as the recent refinacings of older facilities with more favorable terms. Interest income and other income/(loss) for the fourth quarters of 2023 and 2022 amounted to $5.0 million and $6.8 million, respectively. The decrease of interest income is primarily attributable to lower foreign exchange gains recognized in the current period compared to the corresponding period in 2022.

Gain/(Loss) on debt extinguishment, net for the fourth quarter of 2023 mainly included a) a loss of $0.6 million resulting from the write-off of deferred finance fees associated with debt prepaid, within the period and b) a gain of $0.7 million which resulted from the write-off of the cumulative gain on the hedging instrument previously recognized in equity, following the prepayment of the corresponding debt. Gain/(Loss) on debt extinguishment, net for the fourth quarter of 2022 included an amount of $5.8 million which resulted from the write-off of the cumulative gain on the hedging instrument previously recognized in equity, following the prepayment of the corresponding loans and a loss of $0.6 million mainly related to the write-off of deferred finance fees associated with debt prepaid.

In addition, Gain/(Loss) on interest rate swaps, net for the fourth quarter of 2023 include a loss of $3.0 million associated with interest rate swaps that no longer meet the hedging relationship criteria.

Unaudited Consolidated Income Statements

(Expressed in thousands of U.S. dollars except for share and per share data)	Fourth quarter 2023	Fourth quarter 2022	Twelve months ended December 31, 2023	Twelve months ended December 31, 2022

Revenues:
Voyage revenues	$263,461	$294,803	$949,269	$1,437,156
Total revenues	263,461	294,803	949,269	1,437,156

Expenses:
Voyage expenses	(67,621)	(74,439)	(253,843)	(286,534)
Charter-in hire expenses	(3,730)	(3,227)	(17,656)	(21,020)
Vessel operating expenses	(54,102)	(52,629)	(221,327)	(228,616)
Dry docking expenses	(11,503)	(18,705)	(41,969)	(47,718)
Depreciation	(33,880)	(39,709)	(138,429)	(156,733)
Management fees	(4,071)	(4,407)	(16,809)	(19,071)
Loss on bad debt	-	(677)	(300)	(677)
General and administrative expenses	(18,093)	(12,547)	(54,413)	(56,826)
Gain/(Loss) on forward freight agreements and bunker swaps, net	(7,713)	2,166	(1,336)	(1,451)
Impairment loss	(10,138)	-	(17,838)	-
Other operational loss	(343)	(1,318)	(952)	(2,380)
Other operational gain	156	1,903	33,980	8,794
Gain on sale of vessels	10,566	-	29,399	-
Loss on write-down of inventory	(3,753)	(2,425)	(9,318)	(17,326)

Operating income	59,236	88,789	238,458	607,598

Interest and finance costs	(21,530)	(14,822)	(71,319)	(52,578)
Interest income and other income/(loss)	4,963	6,821	15,228	7,050
Gain/(Loss) on interest rate swaps, net	(3,032)	-	(3,539)	-
Gain/(Loss) on debt extinguishment, net	28	5,207	(5,149)	4,064
Total other expenses, net	(19,571)	(2,794)	(64,779)	(41,464)

Income before taxes and equity in income of investee	$39,665	$85,995	$173,679	$566,134

Income taxes	(2)	(200)	(183)	(244)

Income before equity in income of investee	39,663	85,795	173,496	565,890

Equity in income of investee	44	1	60	109

Net income	$39,707	$85,796	$173,556	$565,999

Earnings per share, basic	$0.46	$0.84	$1.76	$5.54
Earnings per share, diluted	$0.45	$0.84	$1.76	$5.52
Weighted average number of shares outstanding, basic	86,657,095	102,468,182	98,457,929	102,153,255
Weighted average number of shares outstanding, diluted	87,364,379	102,724,888	98,848,943	102,536,966

Unaudited Consolidated Condensed Balance Sheet Data
(Expressed in thousands of U.S. dollars)

ASSETS	December 31, 2023	December 31, 2022
Cash and cash equivalents and resticted cash, current	$259,729	284,323
Vessel held for sale	15,190	-
Other current assets	179,478	217,769
TOTAL CURRENT ASSETS	454,397	502,092

Vessels and other fixed assets, net	2,539,743	2,881,551
Restricted cash, non current	2,021	2,021
Other non-current assets	32,094	47,960
TOTAL ASSETS	$3,028,255	$3,433,624

Current portion of long-term bank loans and lease financing	$251,856	$181,947
Other current liabilities	107,507	100,608
TOTAL CURRENT LIABILITIES	359,363	282,555

Long-term bank loans and lease financing non-current (net of unamortized deferred finance fees of $8,606 and $11,694, respectively)	985,247	1,103,233
Other non-current liabilities	23,575	28,494
TOTAL LIABILITIES	$1,368,185	$1,414,282

SHAREHOLDERS' EQUITY	1,660,070	2,019,342

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$3,028,255	$3,433,624

Unaudited Consolidated Condensed Cash Flow Data

(Expressed in thousands of U.S. dollars)	Twelve months ended December 31, 2023	Twelve months ended December 31, 2022

Net cash provided by / (used in) operating activities	$335,777	$769,898

Acquisition of other fixed assets	(152)	(437)
Capital expenditures for vessel modifications/upgrades and other equipment	(17,939)	(24,966)
Cash proceeds from vessel sales and total loss	250,968	-
Hull and machinery insurance proceeds	2,641	4,531
Net cash provided by / (used in) investing activities	235,518	(20,872)

Proceeds from vessels' new debt	441,405	315,000
Scheduled vessels' debt repayment	(173,007)	(201,347)
Debt prepayment	(319,563)	(374,678)
Financing and debt extinguishment fees paid	(6,588)	(5,543)
Offering expenses	(141)	(412)
Proceeds from issuance of common stock	13,165	19,792
Repurchase of common shares	(393,108)	(20,068)
Dividends paid	(158,052)	(668,697)
Net cash provided by / (used in) financing activities	(595,889)	(935,953)

Summary of Selected Data

	Fourth quarter 2023	Fourth quarter 2022	Twelve months ended December 31, 2023	Twelve months ended December 31, 2022
Average number of vessels (1)	117.8	128.0	123.3	128.0
Number of vessels (2)	116	128	116	128
Average age of operational fleet (in years) (3)	11.8	10.9	11.8	10.9
Ownership days (4)	10,840	11,776	44,999	46,720
Available days (5)	10,490	11,048	43,357	44,207
Charter-in days (6)	123	196	756	913
Daily Time Charter Equivalent Rate (7)	$18,296	$19,590	$15,824	$25,461
Daily OPEX per vessel (8)	$4,991	$4,469	$4,919	$4,893
Daily OPEX per vessel (as adjusted) (8)	$4,977	$4,205	$4,822	$4,598
Daily Net Cash G&A expenses per vessel (excluding one-time expenses) (9)	$1,104	$977	$1,059	$1,000

(1) Average number of vessels is the number of vessels that constituted our owned fleet for the relevant period, as measured by the sum of the number of days each operating vessel was a part of our owned fleet during the period divided by the number of calendar days in that period.
(2) As of the last day of the periods reported.
(3) Average age of our operational fleet is calculated as of the end of each period.
(4) Ownership days are the total calendar days each vessel in the fleet was owned by us for the relevant period, including vessels subject to sale and leaseback transactions and finance leases.
(5) Available days for the fleet are the Ownership days after subtracting off-hire days for major repairs, dry docking or special or intermediate surveys, change of management and vessels’ improvements and upgrades. The available days for each period presented were also decreased by off-hire days relating to disruptions in connection with crew changes as a result of the COVID-19 pandemic, if any. Our method of computing Available Days may not necessarily be comparable to Available Days of other companies.
(6) Charter-in days are the total days that we charter-in vessels, not owned by us.
(7) Time charter equivalent rate represents the weighted average daily TCE rates of our operating fleet (including owned fleet and fleet under charter-in arrangements). TCE rate is a measure of the average daily net revenue performance of our vessels. Our method of calculating TCE rate is determined by dividing (a) TCE Revenues, which consists of Voyage Revenues net of voyage expenses, charter-in hire expense, amortization of fair value of above/below market acquired time charter agreements, if any, as well as adjusted for the impact of realized gain/(loss) on forward freight agreements (“FFAs”) and bunker swaps by (b) Available days for the relevant time period. Available days do not include the Charter-in days as per the relevant definitions provided above. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. In the calculation of TCE Revenues, we also include the realized gain/(loss) on FFAs and bunker swaps as we believe that this method better reflects the chartering result of our fleet and is more comparable to the method used by our peers. TCE Revenues and TCE rate, which are non-GAAP measures, provide additional meaningful information in conjunction with Voyage Revenues, the most directly comparable GAAP measure, because they assist our management in making decisions regarding the deployment and use of our vessels and because we believe that they provide useful information to investors regarding our financial performance. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., voyage charters, time charters, bareboat charters and pool arrangements) under which its vessels may be employed between the periods. Our method of computing TCE Revenues and TCE rate may not necessarily be comparable to those of other companies. For a detailed calculation please see Exhibit I at the end of this release with the reconciliation of Voyage Revenues to TCE.
(8) Daily OPEX per vessel is calculated by dividing vessel operating expenses by Ownership days. Daily OPEX per vessel (as adjusted) is calculated by dividing vessel operating expenses excluding increased costs due to the COVID-19 pandemic or pre-delivery expenses for each vessel on acquisition or change of management, if any, by Ownership days. We exclude the abovementioned expenses that may occur occasionally from our Daily OPEX per vessel, since these generally represent items that we would not anticipate occurring as part of our normal business on a regular basis. We believe that Daily OPEX per vessel (as adjusted) is a useful measure for our management and investors for period to period comparison with respect to our operating cost performance since such measure eliminates the effects of the items described above, which may vary from period to period, are not part of our daily business and derive from reasons unrelated to overall operating performance. In the future we may incur expenses that are the same as or similar to certain expenses (as described above) that were previously excluded. Vessel operating expenses for the years ended December 31, 2023 and 2022 included additional crew expenses related to the increased number of crew changes performed during the period as a result of COVID-19 restrictions imposed in 2020 estimated to be $2.1 million and $9.6 million, respectively. In addition vessel operating expenses for the years ended December 31, 2023 and 2022 included pre-delivery expenses due to change of management of $4.3 million and $4.2 million, respectively.
(9) Please see Exhibit I at the end of this release for the reconciliation to General and administrative expenses, the most directly comparable GAAP measure. We believe that Daily Net Cash G&A expenses per vessel (excluding one-time expenses) is a useful measure for our management and investors for period to period comparison with respect to our financial performance since such measure eliminates the effects of non-cash items and one-time expenses which may vary from period to period, are not part of our daily business and derive from reasons unrelated to overall operating performance. In the future we may incur expenses that are the same as or similar to certain expenses (as described above) that were previously excluded.

EXHIBIT I: Non-GAAP Financial Measures

EBITDA and Adjusted EBITDA Reconciliation

We include EBITDA (earnings before interest, taxes, depreciation and amortization) herein since it is a basis upon which we assess our liquidity position and we believe that it presents useful information to investors regarding our ability to service and/or incur indebtedness.

To derive Adjusted EBITDA from EBITDA, we exclude non-cash gains/(losses) such as those related to sale of vessels or vessel total loss, share based compensation expense, impairment loss, loss from bad debt, change in fair value of forward freight agreements and bunker swaps, the equity in income of investee, other non-cash charges and one-time expenses, if any, which may vary from period to period and for different companies and because these items do not reflect operational cash inflows and outflows of our fleet.

EBITDA and Adjusted EBITDA do not represent and should not be considered as alternatives to cash flow from operating activities or Net income, as determined by United States generally accepted accounting principles, or U.S. GAAP. Our method of computing EBITDA and Adjusted EBITDA may not necessarily be comparable to other similarly titled captions of other companies.

In the future we may incur expenses that are the same as or similar to certain expenses (as described above) that were previously excluded.

The following table reconciles net cash provided by operating activities to EBITDA and Adjusted EBITDA:

(Expressed in thousands of U.S. dollars)	Fourth quarter 2023	Fourth quarter 2022	Twelve months ended December 31, 2023	Twelve months ended December 31, 2022
Net cash provided by/(used in) operating activities	$88,604	$116,336	$335,777	$769,898
Net decrease / (increase) in operating assets	(10,519)	(4,046)	(8,688)	7,714
Net increase / (decrease) in operating liabilities, excluding operating lease liability and including other non-cash charges	15,325	15,052	(6,120)	(9,627)
Impairment loss	(10,138)	-	(17,838)	-
Gain/(Loss) on debt extinguishment, net	28	5,207	(5,149)	4,064
Share – based compensation	(8,176)	(5,093)	(20,877)	(28,481)
Amortization of debt (loans & leases) issuance costs	(860)	(1,118)	(3,661)	(4,918)
Unrealized gain / (loss) on forward freight agreements and bunker swaps	(7,531)	2,875	(9,662)	2,583
Total other expenses, net	19,571	2,794	64,779	41,464
Gain from insurance proceeds relating to vessel total loss	-	-	28,163	-
Loss on bad debt	-	(677)	(300)	(677)
Income tax	2	200	183	244
Gain on sale of vessels	10,566	-	29,399	-
Write-off of current assets	-	(607)	-	(607)
Gain from Hull & Machinery claim	-	-	200	-
Loss on write-down of inventory	(3,753)	(2,425)	(9,318)	(17,326)
Equity in income/(loss) of investee	44	1	60	109
EBITDA	$93,163	$128,499	$376,948	$764,440

Equity in (income)/loss of investee	(44)	(1)	(60)	(109)
Unrealized (gain)/loss on forward freight agreements and bunker swaps	7,531	(2,875)	9,662	(2,583)
(Gain) on sale of vessels	(10,566)	-	(29,399)	-
Loss on write-down of inventory	3,753	2,425	9,318	17,326
Gain from insurance proceeds relating to vessel total loss	-	-	(28,163)	-
Share-based compensation	8,176	5,093	20,877	28,481
Loss on bad debt	-	677	300	677
Impairment loss	10,138	-	17,838	-
Other non-cash charges	165	159	170	(225)
Write-off of current assets	-	607	-	607
One-time expenses	1,720	-	1,720	-
Adjusted EBITDA	$114,036	$134,584	$379,211	$808,614

Net income and Adjusted Net income Reconciliation and Calculation of Adjusted Earnings Per Share
To derive Adjusted Net Income and Adjusted Earnings Per Share from Net Income, we exclude non-cash items and one-time expenses, as provided in the table below. We believe that Adjusted Net Income and Adjusted Earnings Per Share assist our management and investors by increasing the comparability of our performance from period to period since each such measure eliminates the effects of such non-cash items as gain/(loss) on sale of assets, unrealized gain/(loss) on derivatives, impairment loss and one-time expenses which may vary from period to period, for reasons unrelated to overall operating performance. In addition, we believe that the presentation of the respective measure provides investors with supplemental data relating to our results of operations, and therefore, with a more complete understanding of factors affecting our business than with GAAP measures alone. Our method of computing Adjusted Net Income and Adjusted Earnings Per Share may not necessarily be comparable to other similarly titled captions of other companies. In the future we may incur expenses that are the same as or similar to certain expenses, as described above, that were previously excluded.

(Expressed in thousands of U.S. dollars except for share and per share data)	Fourth quarter 2023	Fourth quarter 2022	Twelve months ended December 31, 2023	Twelve months ended December 31, 2022
Net income	$39,707	$85,796	$173,556	$565,999
Loss on bad debt	-	677	300	677
Share – based compensation	8,176	5,093	20,877	28,481
Other non-cash charges	165	159	170	(225)
Unrealized (gain) / loss on forward freight agreements and bunker swaps, net	7,531	(2,875)	9,662	(2,583)
Unrealized (gain) / loss on interest rate swaps, net	3,032	-	3,539	-
(Gain) on sale of vessels	(10,566)	-	(29,399)	-
Impairment loss	10,138	-	17,838	-
Gain from insurance proceeds relating to vessel total loss	-	-	(28,163)	-
Loss on write-down of inventory	3,753	2,425	9,318	17,326
Write-off of current assets	-	607	-	607
(Gain)/Loss on debt extinguishment, net (non-cash)	(74)	580	2,889	(1,372)
Equity in (income)/loss of investee	(44)	(1)	(60)	(109)
One-time expenses	1,720	-	1,720	-
Adjusted Net income	$63,538	$92,461	$182,247	$608,801
Weighted average number of shares outstanding, basic	86,657,095	102,468,182	98,457,929	102,153,255
Weighted average number of shares outstanding, diluted	87,364,379	102,724,888	98,848,943	102,536,966
Adjusted Basic Earnings Per Share	$0.73	$0.90	$1.85	$5.96
Adjusted Diluted Earnings Per Share	$0.73	$0.90	$1.84	$5.94

Voyage Revenues to Daily Time Charter Equivalent (“TCE”) Reconciliation

(In thousands of U.S. Dollars, except for TCE rates)	Fourth quarter 2023	Fourth quarter 2022	Twelve months ended December 31, 2023	Twelve months ended December 31, 2022
Voyage revenues	$263,461	$294,803	$949,269	$1,437,156
Less:
Voyage expenses	(67,621)	(74,439)	(253,843)	(286,534)
Charter-in hire expenses	(3,730)	(3,227)	(17,656)	(21,020)
Realized gain/(loss) on FFAs/bunker swaps, net	(182)	(709)	8,326	(4,034)
Time Charter equivalent revenues	$191,928	$216,428	$686,096	$1,125,568

Available days	10,490	11,048	43,357	44,207
Daily Time Charter Equivalent Rate ("TCE")	$18,296	$19,590	$15,824	$25,461

Daily Net Cash G&A expenses per vessel Reconciliation

(In thousands of U.S. Dollars, except for daily rates)	Fourth quarter 2023	Fourth quarter 2022	Twelve months ended December 31, 2023	Twelve months ended December 31, 2022
General and administrative expenses	$18,093	$12,547	$54,413	$56,826
Plus:
Management fees	4,071	4,407	16,809	19,071
Less:
Share – based compensation	(8,176)	(5,093)	(20,877)	(28,481)
Other non-cash charges	(165)	(159)	(170)	225
One-time expenses	(1,720)	-	(1,720)	-
Net Cash G&A expenses (excluding one-time expenses)	$12,103	$11,702	$48,455	$47,641

Ownership days	10,840	11,776	44,999	46,720
Charter-in days	123	196	756	913
Daily Net Cash G&A expenses per vessel (excluding one-time expenses)	$1,104	$977	$1,059	$1,000

Conference Call details:
Our management team will host a conference call to discuss our financial results on Tuesday, February 13, 2024 at 11:00 a.m., Eastern Time (ET).

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: +1 877 405 1226 (US Toll-Free Dial In) or +1 201 689 7823 (US and Standard International Dial In), or +0 800 756 3429 (UK Toll Free Dial In). Please quote “Star Bulk Carriers” to the operator and/or conference ID 13740275. Click here for additional participant International Toll-Free access numbers.

Alternatively, participants can register for the call using the “call me” option for a faster connection to join the conference call. You can enter your phone number and let the system call you right away. Click here for the “call me” option.

Slides and audio webcast:
There will also be a live, and then archived, webcast of the conference call and accompanying slides, available through the Company’s website. To listen to the archived audio file, visit our website www.starbulk.com and click on Events & Presentations. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Star Bulk
Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk’s vessels transport major bulks, which include iron ore, minerals and grain, and minor bulks, which include bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, New York, Limassol, Singapore and Germany. Its common stock trades on the Nasdaq Global Select Market under the symbol “SBLK”. As of February 12, 2024 and as adjusted for the delivery of a) the agreed to be sold vessels to their new owner as discussed above and b) the five firm Kamsarmax vessels currently under construction, Star Bulk operates a fleet of 115 vessels, with an aggregate capacity of 12.9 million dwt, consisting of 17 Newcastlemax, 17 Capesize, 2 Mini Capesize, 7 Post Panamax, 44 Kamsarmax, 2 Panamax, 18 Ultramax and 8 Supramax vessels with carrying capacities between 53,489 dwt and 209,537 dwt.

In addition, as of the date of this release, we have entered into long-term charter-in arrangements with respect to three Kamsarmax newbuildings and one Ultramax newbuilding which are expected to be delivered during 2024 with an approximate duration of seven years per vessel plus optional years. In addition, in November 2021 we took delivery of the Capesize vessel Star Shibumi, under a long-term charter-in contract for a period up to November 2028. Further, as discussed above, in January 2024 we took delivery of vessels Star Voyager and Stargazer, a Kamsarmax vessel and an Ultramax vessel, respectively, each one subject to a seven-year charter-in arrangement.

Important Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed Eagle Merger between Star Bulk and Eagle. In connection with the proposed Eagle Merger, Star Bulk filed with the SEC a registration statement on Form F-4 on January 19, 2024, and amended on February 8, 2024, in preliminary form that includes a proxy statement of Eagle that also constitutes a prospectus of Star Bulk. Star Bulk and Eagle may also file other documents with the SEC regarding the proposed Eagle Merger. This communication is not a substitute for the proxy statement/prospectus, Form F-4 or any other document which Star Bulk or Eagle may file with the SEC. Investors and security holders of Star Bulk and Eagle are urged to read the proxy statement/prospectus, Form F-4 and all other relevant documents filed or to be filed with the SEC carefully when they become available because they will contain important information about Star Bulk, Eagle, the transaction and related matters. Investors will be able to obtain free copies of the proxy statement/prospectus and Form F-4 and other documents filed with the SEC by Star Bulk and Eagle through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Star Bulk will be made available free of charge on Star Bulk’s investor relations website at https://www.starbulk.com/gr/en/ir-overview/. Copies of documents filed with the SEC by Eagle will be made available free of charge on Eagle’s investor relations website at https://ir.eagleships.com.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Star Bulk, Eagle and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Eagle securities in connection with the proposed Eagle Merger. Information regarding these directors and executive officers and a description of their direct and indirect interests, by security holdings or otherwise, were included in Form F-4 filed on January 19, 2024, and amended on February 8, 2024, in preliminary form and proxy statement/prospectus regarding the proposed Eagle Merger and other relevant materials to be filed with the SEC by Star Bulk and Eagle. Information regarding Star Bulk’s directors and executive officers is available in Part I. Item 6. Directors, Senior Management and Employees of Star Bulk’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022 filed with the SEC on March 7, 2023. Information regarding Eagle’s directors and executive officers is available in the sections entitled Corporate Governance-The Board of Directors and “Executive Officers” of Eagle’s proxy statement relating to its 2023 annual meeting of shareholders filed with the SEC on April 27, 2023. These documents will be available free of charge from the sources indicated above.

Forward-Looking Statements
Matters discussed in this press release may constitute forward looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “projects,” “likely,” “will,”  “would,” “could,” “should,” “may,” “forecasts,” “potential,” “continue,” “possible” and similar expressions or phrases may identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by our management of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include uncertainties as to the timing of the proposed transaction between the Company and Eagle Bulk Shipping Inc. (“Eagle”, and such transaction, the “Eagle Merger”); the possibility that the closing conditions, including approval of Eagle’s shareholders, to the proposed Eagle Merger may not be satisfied or waived; the possibility that costs or difficulties related to the integration of the Company's and Eagle's operations will be greater than expected; the effects of disruption by the announcement of the proposed Eagle Merger making it more difficult to maintain relationships with employees, customers, vendors and other business partners; risks related to the proposed Eagle Merger diverting management's attention from the Company's and Eagle's ongoing business operations; the possibility that the expected synergies and value creation from the proposed Eagle Merger will not be realized, or will not be realized within the expected time period; the risk that shareholder litigation in connection with the contemplated transactions may affect the timing or occurrence of the contemplated Eagle Merger or result in significant costs of defense, indemnification and liability; transaction costs related to the Eagle Merger; general dry bulk shipping market conditions, including fluctuations in charter rates and vessel values; the strength of world economies; the stability of Europe and the Euro; fluctuations in currencies, interest rates and foreign exchange rates; business disruptions due to natural disasters or other disasters outside our control, such as any new outbreaks or new variants of coronavirus (“COVID-19”) that may emerge; the length and severity of epidemics and pandemics, including their impact on the demand for seaborne transportation in the dry bulk sector; changes in supply and demand in the dry bulk shipping industry, including the market for our vessels and the number of newbuildings under construction; the potential for technological innovation in the sector in which we operate and any corresponding reduction in the value of our vessels or the charter income derived therefrom; changes in our expenses, including bunker prices, dry docking, crewing  and insurance costs; changes in governmental rules and regulations or actions taken by regulatory authorities; potential liability from pending or future litigation and potential costs due to environmental damage and vessel collisions; the impact of increasing scrutiny and changing expectations from investors, lenders, charterers and other market participants with respect to our Environmental, Social and Governance (“ESG”) practices; our ability to carry out our ESG initiatives and thereby meet our ESG goals and targets; new environmental regulations and restrictions, whether at a global level stipulated by the International Maritime Organization, and/or regional/national level imposed by regional authorities such as the European Union or individual countries; potential cyber-attacks which may disrupt our business operations; general domestic and international political conditions or events, including “trade wars”, the ongoing conflict between Russia and Ukraine, the conflict between Israel and Hamas and the Houthi attacks in the Red Sea and the Gulf of Aden; the impact on our common shares and reputation if our vessels were to call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments; potential physical disruption of shipping routes due to accidents, climate-related reasons (acute and chronic), political events, public health threats, international hostilities and instability, piracy or acts by terrorists; the availability of financing and refinancing; the failure of our contract counterparties to meet their obligations; our ability to meet requirements for additional capital and financing to  grow our business; the impact of our indebtedness and the compliance with the covenants included in our debt agreements; vessel breakdowns and instances of off‐hire; potential exposure or loss from investment in derivative instruments; potential conflicts of interest involving our Chief Executive Officer, his family and other members of our senior management; our ability to complete acquisition transactions as and when planned and upon the expected terms; and the impact of port or canal congestion or disruptions. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward‐looking statements as a result of developments occurring after the date of this communication.

Contacts

Company:	Investor Relations/Financial Media:
Simos Spyrou, Christos Begleris	Nicolas Bornozis
Co-Chief Financial Officers	President
Star Bulk Carriers Corp.	Capital Link, Inc.
c/o Star Bulk Management Inc.	230 Park Avenue, Suite 1536
40 Ag. Konstantinou Av.	New York, NY 10169
Maroussi 15124	Tel. (212) 661-7566
Athens, Greece	E-mail: starbulk@capitallink.com
Email: info@starbulk.com	www.capitallink.com
www.starbulk.com